Filed Pursuant to Rule 433

Registration No. 333-271476

Pricing Term Sheet

September 5, 2024

4.450% Senior Notes due September 15, 2034

Issuer:	W.W. Grainger, Inc.
Principal Amount:	$500,000,000
Ratings (Moody’s / S&P):*	A2 (Stable) / A+ (Stable)
Maturity Date:	September 15, 2034
Coupon (Interest Rate):	4.450% per annum
Price to Public:	99.896% of Principal Amount
Yield to Maturity:	4.463%
Benchmark Treasury:	3.875% due August 15, 2034
Spread to Benchmark Treasury:	+73 basis points
Benchmark Treasury Price / Yield:	101-05+ / 3.733%
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2025
Make-whole Call:	Prior to June 15, 2034, make-whole call at Treasury rate plus 15 basis points
Par Call:	On or after June 15, 2034
Trade Date:	September 5, 2024
Settlement Date:	September 12, 2024 (T+5)
CUSIP / ISIN:	384802 AF1 / US384802AF19
Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.

Co-Managers	Lloyds Securities Inc. PNC Capital Markets LLC Academy Securities, Inc. (acting on behalf of Northern Trust) Loop Capital Markets LLC ING Financial Markets LLC BBVA Securities Inc.

*Note: An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before the date of delivery will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day before the date of delivery should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and supplement(s) thereto, if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533 and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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